

Mail Stop 4631

November 3, 2009

Mr. Robert D. Koney, Jr.
Solo Cup Company
1700 Old Deerfield Road
Highland Park, IL 60035

      RE: Solo Cup Company
              Form 10-K for the fiscal year ended December 28, 2008
              Filed March 16, 2009
              File #333-116843

Dear Mr. Koney:

      We have reviewed your response letter dated October 26, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 28, 2008

Note 2. Summary of Significant Accounting Policies, page 34
(l) Impairment of Long-lived Assets, page 36

1. We note from your response to our prior comment three that you performed an impairment analysis in the third quarter of 2009. If you have determined that the estimated fair value of your long-lived assets is not substantially in excess of their carrying value, please provide the following disclosures in future filings:
   - The percentage by which fair value exceeds carrying value as of the most recent impairment test.
   - A discussion of the uncertainties associated with each key assumption.
   - A discussion of any other potential events and/or circumstances that could have a negative effect on estimated fair value.
   Alternatively, if you have determined that the estimated fair values of these assets substantially exceed their carrying values, please disclose this determination.

Note 23. Guarantors, page 65

2. We note your statement in your response to our prior comment four that the error in your guarantor footnote is entirely related to the amounts reflected as the Guarantor's investment in the net assets and earnings of the Non-Guarantor subsidiaries. Please clarify for us if these amounts are included in the financial information of the Guarantors. In addition, please provide us with a schedule showing how your financial statement footnote would have been presented for the year ended December 28, 2008 had the amounts been appropriately stated.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief